Exhibit 99.1

Pembina Reinforces Superior Proposal for Inter Pipeline Shareholders Through Highly Strategic Combination

Cautions Inter Pipeline shareholders not to tender their shares to
Brookfield's opportunistic, hostile offer that would deny them significant potential upside value and creates tax exposure

All financial figures are approximate and presented in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), and adjusted cash flow from operating activities ("adjusted cash flow"), which are financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about these metrics, see "Non-GAAP Measures" herein.

CALGARY, AB, June 7, 2021 /CNW/ - Pembina Pipeline Corporation ("Pembina") (TSX: PPL) (NYSE: PBA) today reinforced its view of the substantial value opportunity for shareholders of Inter Pipeline Ltd. ("Inter Pipeline") (TSX: IPL) through the board-supported strategic combination with Pembina (the "Strategic Combination"). Pembina also cautioned Inter Pipeline shareholders not to tender their shares to Brookfield Infrastructure Partners L.P.'s ("Brookfield") opportunistic, hostile offer that would deny them the significant potential upside of a combined company, while also creating tax exposure.

Pembina's President and Chief Executive Officer, Mick Dilger said, "Along with the Inter Pipeline Board of Directors, we are very excited about this opportunity to combine our companies and create one of the largest infrastructure companies in Canada, with vast potential to further benefit all of our collective stakeholders. The Strategic Combination is a synergistic merger of complementary assets that is expected to lead to opportunities for significant expansion, customer benefits, material efficiencies and enhanced valuation – all of which are expected to benefit the shareholders of the combined company, and none of which can be realized with Brookfield."

Added Dilger, "I am also overwhelmed by the support I have received regarding the combination from community leaders, First Nations leaders, employees, shareholders, customers and other industry participants alike. I believe this support comes from our long-standing relationships and the work we have done together to build Pembina to what it is today. We have had the privilege of starting as a family business 65 years ago and over the last decade growing the company from a few hundred people to over 2,500 employees. I am excited to continue this path of job creation and enhancing the Pembina and Inter Pipeline communities, where we work and live, upon the successful consummation of the combination."

Under the Strategic Combination, Inter Pipeline shareholders will receive 0.5 shares of Pembina for each share of Inter Pipeline. This represents value of $19.45 per share, or a 45 percent premium to the unaffected price of Inter Pipeline shares[1], based on the closing price of Pembina's common shares on May 31, 2021. The Strategic Combination represents a straightforward offer that provides Inter Pipeline shareholders immediate value with greater upside than the opportunistic and complex Brookfield offer, given the potential high tax impact, and complexity and risks associated with holding Brookfield's shares, particularly with a portion of the consideration offered being redeemable, at Brookfield's sole discretion, into a security that trades at a significantly lower price than the Brookfield shares.

Further, Inter Pipeline shareholders stand to realize significant benefits and upside value from the Strategic Combination:

  World-Class, Liquid Investment: As shareholders of Pembina, Inter Pipeline shareholders will become investors in a large, liquid entity, which trades on major exchanges in Canada and New York, and is a member of the S&P/TSX 60 Index. Over the past three months, the average daily value of Pembina shares traded was $185 million. Pembina has generated a 210 percent total return for its shareholders since the beginning of 2011, which leads the Canadian energy infrastructure peer group.
  Immediate Dividend Increase: Upon closing, Inter Pipeline shareholders will benefit from an immediate 175 percent increase to their monthly dividend, compared to their current monthly dividend of $0.04 per Inter Pipeline share. Furthermore, Pembina intends to increase its monthly common share dividend by an additional $0.01 per share, to $0.23 per share following the successful commissioning and in-service of the Heartland Petrochemical Complex ("HPC"). By comparison, Inter Pipeline shareholders who elect to receive class A exchangeable shares of Brookfield Infrastructure Corporation ("BIPC") will see only a modest 15 percent increase in their per share dividend, and Canadian residents will also be subject to currency exposure on each dividend payment as dividends on BIPC shares are paid in U.S. dollars.
  Synergies: Inter Pipeline shareholders will share in the $150 to $200 million of anticipated near-term annual synergies of the combined company, which are expected to immediately contribute to meaningful adjusted cash flow from operating activities per share accretion and share price appreciation upon closing of the Strategic Combination.
  Extensive Growth Opportunities and Job Creation: The combined company has visible, accretive and highly probable unsanctioned investment opportunities in excess of $6 billion, and the Strategic Combination will accelerate and de-risk these opportunities. The investment opportunities also represent meaningful job creation. Pembina is in advanced stages on a number of its proprietary growth opportunities and expects to make further announcements in the coming weeks. Additionally, upon closing of the Strategic Combination, there are $450 million of readily actionable projects, which alone could generate approximately $100 million of incremental adjusted EBITDA.
  Participation in Upside of Heartland Petrochemical Complex: As continuing owners of the combined company, Inter Pipeline shareholders will benefit from the expected long-term upside of the HPC and synergies with Pembina's natural gas liquids business.
  Tax-Free Rollover for Taxable Canadian Shareholders: The Strategic Combination will allow for a fully tax deferred rollover of Inter Pipeline shares into Pembina shares for Canadian resident shareholders, which, unlike the cash consideration to be provided under the Brookfield offer, would not give rise to any capital gains or losses on Inter Pipeline shares until a shareholder ultimately disposes of their Pembina shares. U.S. resident shareholders of Inter Pipeline also may be eligible for a tax deferred rollover in connection with the Strategic Combination.
  High Degree of Regulatory Certainty: Pembina has committed to secure all regulatory approvals, including obtaining approval under the Competition Act (Canada), as soon as possible. Under the agreement between Pembina and Inter Pipeline regarding the Strategic Combination, Pembina has assumed the risk of any regulatory delay or remedy under the Competition Act (Canada), which provides a high degree of certainty for Inter Pipeline shareholders. Pembina has refined its estimate for closing of the Strategic Combination to late-Q3 / early-Q4 of 2021.
___________________________________ [1] Based on the February 10, 2021 closing price of $13.40.

In contrast, the hostile tender offer from Brookfield would deny Inter Pipeline shareholders the significant upside potential of the combined company, including the immediate dividend growth, expected synergies, and multi-billion dollar organic growth, while subjecting shareholders to potential tax exposure.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. Pembina also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "anticipates", "plans", "estimates", "develop", "intends", "potential", "continue", "could", "create", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the Strategic Combination, including the anticipated benefits thereof to Pembina's and Inter Pipeline's respective communities, customers, securityholders and stakeholders, both generally and, in relation to Inter Pipeline's securityholders, relative to the Brookfield Bid; the anticipated timing of closing of the Strategic Combination; the potential tax impact associated with the Brookfield bid; the expected size, efficiency, valuation, project certainty and capacity of the combined company; the effect of the Strategic Combination on competition in the industries in which Pembina and Inter Pipeline do business; the combined company's capacity and opportunities to expand and pursue and develop new projects and investments, as well as the anticipated size, timing and impacts of such projects and investments; the combined company's ability to create employment opportunities; future dividends, including increases in the amounts thereof, which may be declared on Pembina's common shares on any future dividend payment date; the anticipated synergies associated with the Strategic Combination (including strategic integration and diversification opportunities and the accretion to cash flow of Pembina) and the expected size, sources, timing and effects thereof; the ongoing utilization and expansions of, and additions to, the combined company's business and asset base, growth and growth potential; financial results related to growth and expansion opportunities associated with the assets of the combined company; the announcement of proprietary growth opportunities by Pembina; HPC, including its anticipated impact on the combined company's financial position and potential future petrochemical projects; the expected Canadian and U.S. tax treatment of the Strategic Combination; and the magnitude and allocation of any closing and regulatory risks associated with the Strategic Combination.

These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the ability of the parties to satisfy the conditions to closing of the Strategic Combination in a timely manner and on acceptable terms; that favourable circumstances continue to exist in respect of current operations and current and future growth projects; the availability of capital to fund future capital requirements relating to existing assets and projects; that the combined entities' future results of operations will be consistent with past performance and management expectations in relation thereto; that HPC will be placed in-service on time and on budget in accordance with current expectations; oil and gas industry exploration and development activity levels and the geographic region of such activity; prevailing regulatory, tax and environmental laws and regulations; the ability of the combined company to maintain favourable credit ratings; future cash flows; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; future operating costs; geotechnical and integrity costs; that any required commercial agreements can be reached; that any third-party projects relating to the combined company's growth projects will be sanctioned and completed as expected; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the relevant facilities which are not recoverable from customers; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

In respect of the forward-looking statements and information concerning the potential increases in Pembina's dividend following completion of the Strategic Combination and the successful commissioning and in-service of HPC, Pembina has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions in respect of: prevailing commodity prices, margins and exchange rates; that the combined entities future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects, including HPC; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations. Pembina will also be subject to corporate legal requirements in respect of declaring dividends at such time.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the ability of the parties to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals, including but not limited to the receipt of applicable competition approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Strategic Combination; the failure to realize the anticipated benefits or synergies of the Strategic Combination following closing due to integration issues or otherwise and expectations and assumptions concerning, among other things: customer demand for the combined company's services; commodity prices and interest and foreign exchange rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; labour and material shortages; material cost-overruns in respect of HPC or a material delay to the expected in-service date for HPC; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; the impact of competitive entities and pricing; reliance on key relationships and agreements; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; the regulatory environment and decisions and Indigenous and landowner consultation requirements; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in the regulation of competition in Canada and elsewhere; changes in royalty rates, climate change initiatives or policies or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North America and elsewhere, and public opinion; lower than anticipated results of operations and accretion from Pembina's business initiatives; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com and in Inter Pipeline's public disclosure documents available at www.sedar.com and through Inter Pipeline's website at www.interpipeline.com. In addition, the closing of the Strategic Combination may not be completed, or may be delayed if the parties' respective conditions to the closing of the Strategic Combination, including the timely receipt of all necessary regulatory approvals, are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the Strategic Combination will not be completed within the anticipated time, on the terms currently proposed or at all.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) and adjusted cash flow from operating activities, which do not have any standardized meaning under International Financial Reporting Standards ("IFRS"). Since these non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that these non-GAAP financial measures be clearly defined, qualified and reconciled to their most directly comparable GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period.

Specific adjusting items may only be relevant in certain periods. The intent of these non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate these non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, other than as described herein, including reconciliations to the most directly comparable measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the three months ended March 31, 2021, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2021/07/c2405.html

%CIK: 0001546066

For further information: Investor Relations: Cam Goldade, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com; Media Relations: (403) 691-7601, media@pembina.com

CO: Pembina Pipeline Corporation

CNW 07:30e 07-JUN-21